UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF PRIVATE FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of registrant’s name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1	Announcement of CEMIG Geracão e Transmissão S.A. of the Early Tender Date Results of its Cash Tender Offer for its 9.250% Senior Notes due 2024

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By: /s/ Leonardo George de Magalhães
Name: Leonardo George de Magalhães
Title: Chief Finance and Investor Relations Officer

Date: July 30, 2021

1 - Announcement of CEMIG Geracão e Transmissão S.A. of the Early Tender Date Results of its Cash Tender Offer for its 9.250% Senior Notes due 2024

CEMIG Geracão e Transmissão S.A. Announces Early Tender Date Results of its Cash Tender Offer for its 9.250% Senior Notes due 2024

Belo Horizonte, Brazil – July 30, 2021 – CEMIG Geração e Transmissão S.A. (“CEMIG”), a wholly-owned subsidiary of Companhia Energética de Minas Gerais (“CEMIG Holding”), today announced the early tender date results of its previously announced offer (the “Offer”) to purchase for cash up to the Maximum Amount (as defined below) of its outstanding 9.250% Senior Notes due 2024 (the “Notes”). When used in this press release, the terms “we,” “us” and “our” refer collectively to CEMIG and CEMIG Holding, in each case, unless the context otherwise requires.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2021 (the “Offer to Purchase”). This press release is qualified in its entirety by the Offer to Purchase.

As of 5:00 p.m. (New York City time) on July 30, 2021 (the “Early Tender Date”), according to information received from D.F. King & Co., Inc., the information and tender agent for the Offer, U.S.$774,182,000, or approximately 51.61% of the aggregate principal amount outstanding, of the Notes was validly tendered, and not validly withdrawn.

The following table sets forth the principal amount of the Notes validly tendered and not validly withdrawn, as well as the principal amount of Notes accepted after giving effect to the Maximum Amount and proration (as described below).

Title of Security	CUSIPs	ISINs	Principal Amount Outstanding Prior to Offer	Maximum Amount (1)	Principal Amount Validly Tendered and Not Validly Withdrawn Prior to Early Tender Date (2)	Principal Amount Accepted (3)
9.25% Senior Notes due 2024	12517M AA0 / P2205LAC9	US12517MAA09 / USP2205LAC92	U.S.$1,500,000,000	U.S.$500,000,000	U.S.$774,182,000	U.S.$500,000,000

___________________

(1)	The Maximum Amount equals an aggregate principal amount of Notes of U.S.$500 million (the “Maximum Amount”).
(2)	As reported by D.F. King & Co., Inc., the information and tender agent for the Offer, as of the Early Tender Date.
(3)	Because the Maximum Amount was exceeded, CEMIG will accept Notes validly tendered and not validly withdrawn in the Offer and will apply proration to the Notes validly tendered and not validly withdrawn prior to the Early Tender Date as described below and in the Offer to Purchase.

Since the purchase of all Notes validly tendered in the Offer on or prior to the Early Tender Date would cause CEMIG to purchase an aggregate principal amount of Notes in excess of the Maximum Amount, CEMIG will accept such tendered Notes on a prorated basis.

The Offer will expire at 11:59 p.m. (New York City time) on August 13, 2021, unless earlier terminated or extended by CEMIG (such time and date, as the same may be extended, the “Expiration Date”). However, the Maximum Amount has been reached in respect of tenders of Notes made on or prior to the Early Tender Date and, accordingly, CEMIG does not expect to accept for purchase any Notes that are validly tendered after the Early Tender Date in the Offer.

All Notes not accepted as a result of proration will be rejected from the Offer and promptly returned to the tendering Holder.

Holders who validly tendered and did not validly withdraw Notes in the Offer at or prior to the Early Tender Date will be eligible to receive the total consideration of U.S.$ 1,162.50 per U.S.$1,000 principal amount of Notes tendered and accepted (the “Total Consideration”), which includes an early tender premium of U.S.$50.00 per U.S.$1,000 principal amount of Notes validly tendered and accepted.

In addition to the Total Consideration, holders whose Notes are validly tendered and accepted for purchase in the Offer will also receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the Early Settlement Date (as defined below).

The settlement date for the Notes validly tendered and not validly withdrawn on or before the Early Tender Date and accepted for purchase (the “Early Settlement Date”) is expected to be August 5, 2021.

The deadline for holders of Notes to validly withdraw tenders of Notes has passed. Accordingly, Notes tendered at or before the Early Tender Date may not be withdrawn or revoked, except as required by applicable law.

CEMIG’s obligation to accept for purchase, and pay for, Notes that are validly tendered and not validly withdrawn pursuant to the Offer, subject to proration, was conditioned upon the satisfaction or waiver by CEMIG of a number of conditions described in the Offer to Purchase, which have been satisfied.

CEMIG has the right, in its sole discretion, to amend or terminate the Offer at any time, subject to applicable law.

We have retained Banco Bradesco BBI S.A., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offer. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (800) 578-5378 (US toll free) or in writing at cemig@dfking.com. Questions about the Offer may be directed to Bradesco BBI S.A. by telephone at +1 (646) 432-6642, Goldman Sachs & Co. LLC by telephone at +1 (212) 357-1452 (collect) or +1 (800) 828-3182 (toll free), Morgan Stanley & Co. LLC by telephone at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect) and Santander Investment Securities Inc. by telephone at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Offer is not being made to, nor will CEMIG accept tenders of Notes from, holders in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offer to be made by a licensed broker or dealer, the Offer will be made by the dealer managers on behalf of CEMIG.

None of CEMIG, CEMIG Holding, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offer. None of CEMIG, CEMIG Holding, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About CEMIG and CEMIG Holding

CEMIG is a wholly-owned subsidiary of CEMIG Holding, a state-controlled mixed capital company domiciled in and controlled by the State of Minas Gerais, Brazil. CEMIG Holding is domiciled in Brazil, whose objects include, but are not limited to: construction, operation and commercialization of systems for generation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector and gas distribution, for the purpose of commercial operation, either directly by CEMIG Holding or by subsidiaries or other companies in which CEMIG Holding is a shareholder.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements,” which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that we expect or anticipate will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in CEMIG Holding’s Annual Report for fiscal year 2020 on Form 20-F. All forward-looking statements attributable to CEMIG or CEMIG Holding are expressly qualified in their entirety by such risk factors, in each case as applicable. The forward-looking statements that we make in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. We assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that we make, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offer. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of CEMIG, CEMIG Holding, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Offer.

3